EXHIBIT  1


To the Holders of:
CorTS Trust III for SAFECO Capital Trust I
8.072% Corporate-Backed Trust Securities (CorTS) Certificates
*CUSIP:   22081S203

U.S. Bank Trust National Association, as Trustee for the CorTS Trust III for SAFECO Capital Trust I, hereby gives notice with respect to the Distribution occurring on July 15, 2004 (the "Distribution Date") as follows:

1. The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest expressed as a dollar amount per $25 Certificate, is as set forth below:

     Principal                Interest                 Total Distribution
     ---------                --------                 ------------------
     $    0.000000            $  1.009000              $  1.009000

2. The amount of aggregate interest due and not paid as of the Distribution Date is $0.000000.

3. No fees have been paid to the Trustee or any other party from the proceeds of the Term Assets.

4. $40,775,000 aggregate principal amount of SAFECO Capital Trust I 8.072% Series B Capital Securities due July 15, 2037 (the "Term Assets") are held for the above trust.

5. At the close of business on the Distribution Date, 1,631,000 Certificates representing $40,775,000 Aggregate Certificate Principal Balance were outstanding.

6. The current rating of the Term Assets is not provided in this report. Ratings can be obtained from Standard & Poor's Ratings Services by calling 212-438-2400 and from Moody's Investor's Service, Inc. by calling 212-553-0377.

U.S. Bank Trust National Association, as Trustee


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